Exhibit 10.53

FAS GROUP MANAGEMENT AGREEMENT

This FAS Practice Management Agreement (“Agreement”) is made and entered into on the 12th day of September, 2007 by and between LECG, LLC, a California limited liability company (“LECG”) and Richard Boulton (“Boulton”).

RECITALS

A.        LECG engages, through one or more of its subsidiaries, including LECG Limited, a company registered in England and Wales (“LECG UK”), in the business of providing economic and financial analysis, expert testimony, litigation support and other expert consulting (the “Business”); LECG and such subsidiaries are sometimes referred to herein as a “LECG Entity” or the “LECG Entities.”

B.         Boulton is currently employed by LECG UK as a director expert, resident in its London office pursuant to a Director’s Agreement dated January 1, 2005 (the “Director Agreement”).

C.         Due to Boulton’s experience in managing large, international consulting practices, LECG would like to engage Boulton to provide management services to LECG for all of LECG’s Finance & Accounting Services practices in the United States and Europe, which would be in addition to Boulton’s employment by LECG UK.

D.         Boulton is prepared to provide such management services to LECG on the terms and conditions set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, LECG and Boulton agree as follows:

1.               Effective Date. This Agreement will be effective as of September 1, 2007 (the “Effective Date”).

2.               Position and Duties.

2.1.  As of the Effective Date, Boulton will become the Global Head of Finance & Accounting Services for LECG. Currently, the following practice areas will be encompassed in the Finance & Accounting Services group (the “FAS Group”): forensic accounting and analysis, consulting on accounting and audit issues, electronic discovery, regulatory (SEC) consulting, valuation, tax, restructuring and bankruptcy, damages analysis, intellectual property consulting, and healthcare consulting.

2.2.  Boulton’s role is intended to address LECG’s need for greater coordination, organization and leadership of the practice areas included in the FAS Group. Boulton’s principal duties and responsibilities are as follows:

2.2.1.	Participating as a member of LECG’s Executive Management Team (“EMT”) and reporting to LECG’s Chief Executive Officer (“CEO”);

2.2.2.

With the oversight of the CEO and the Board of Directors of LECG Corporation (the “Board”), setting and executing the strategy to profitably build the FAS Group with any plan having appropriate objectives and milestones;

2.2.3.	Introducing an organizational structure to the FAS Group that takes into account geography, practice diversity and industry diversity;

2.2.4.	Helping establish the marketing and business development plans and funding required to execute the agreed strategy for the FAS Group;

2.2.5.	Executing against specific financial metrics for the FAS Group as agreed by Boulton, the CEO and the Board;

2.2.6.	Identifying talent both internally and externally to build future and current leaders within the FAS Group;

2.2.7.	Recruiting and integrating top talent and acquisitions for the FAS Group and LECG as a whole;

2.2.8.	Working to expand the revenues of the FAS Group from its existing client base, as well as developing new client relationships for the FAS Group;

2.2.9.	Promoting synergistic relationships across the FAS Group, making full use of LECG’s project origination fee compensation programs;

2.2.10.	Building the appropriate support structures for the FAS Group and its members;

2.2.11.	Participating in firm building activities such as training/mentoring, interviewing, policy development and marketing;

2.2.12.	Ensuring all members of the FAS Group proactively participate in organizational initiatives, meetings and activities; establishing a culture where staff development is a priority within the FAS Group;

2.2.13.	Adhering to all of LECG’s policies and procedures;

2.2.14.	Operating as a key contributor at the EMT and senior management level; serving as a key advisor to the CEO; and

2.2.15.	Creating a premier FAS business capable of competing at the highest levels.

2.3.  Boulton will devote the vast majority of his time and business attention to his dual roles as a director expert for LECG UK and as Global Head of Finance & Accounting Services for LECG. Allocation of time between these two roles is at Boulton’s reasonable discretion, although it is currently anticipated by LECG and Boulton to be approximately 50:50. It is recognized that Boulton currently provides services as a self-employed barrister at One Essex Court, Temple, London and that it will be necessary for him to manage his existing client obligations, which include two trials scheduled for 2008. Boulton will use his best endeavours to reduce his barrister commitments to less than two days per week by October 31, 2007 and to one day per week by January 1, 2008. Boulton will not accept new engagements for clients as a barrister without consulting with LECG’s Head of Human Resources and Operations. Boulton will commit at least two days per week on average to his role as Global Head of Finance & Accounting Services for LECG between the date of this Agreement and January 1, 2008.

2.4.  Except as expressly provided in Section 1.3, this Agreement does not modify any of the remuneration or other provisions of the Director Agreement and the Director Agreement will continue to govern Boulton’s rights and obligations as a director expert. This Agreement will govern Boulton’s rights and obligations as Global Head of Finance & Accounting Services for LECG.

3.               Sign-On Retention Bonus.

3.1.      LECG will pay Boulton a one-time sign-on retention bonus as follows: Three Hundred Thousand Pounds Sterling (£300,000) will be paid in cash (the “Cash Bonus”) and Boulton will also receive a grant of 95,505 shares of restricted common stock (the “Stock Bonus”) of LECG Corporation (“Parent”). The Cash Bonus will be paid via wire transfer within two (2) business days following the execution of this Agreement and receipt of wire instructions from Boulton. The Stock Bonus will be issued by Parent on October 1, 2007 pursuant to a Stock Purchase Agreement under Parent’s 2003 Stock Plan and the number of shares so issued will be valued based on the closing price of Parent’s common stock as quoted on the NASDAQ National Market System on October 1, 2007.

3.2.      Boulton will not earn 100% of the Cash Bonus as of the date of payment. Rather, the Cash Bonus must be earned ratably over four (4) years. Accordingly, if Boulton voluntarily terminates his employment with LECG (including as a result of death or disability) prior to the fourth (4th) anniversary of the Effective Date or if Boulton’s employment is terminated for Cause (as hereinafter defined),Boulton will repay to LECG the one-time Cash Bonus based on a daily amortization rate of £205.48 times the number of days remaining from Boulton’s termination date to the end of the 4th anniversary of the Effective Date. Repayment will be made within fifteen (15) days of such termination and Boulton agrees that LECG is authorized to offset and deduct any amounts Boulton owes to LECG, including, but not limited to, the amount due for repayment of the unamortized portion of the Cash Bonus, from any amounts LECG may owe to Boulton, including, but not limited to, compensation owed to Boulton at the time of the termination of his employment under either this Agreement or the Director Agreement. Repayment of the Cash Bonus is not required if LECG terminates Boulton’s employment without Cause. This provision will survive any termination of this Agreement.

3.3.      Boulton will not earn 100% of the Stock Bonus as of the date of issuance. Rather, the Stock Bonus must be earned over a four (4) year period. The Stock Purchase Agreement for the Stock Bonus will provide that the shares are subject to a right of repurchase in favor of Parent that expires 1/4th per year over a four (4) year period commencing on the date of grant. The right of repurchase is triggered if Boulton voluntarily terminates his employment (including as a result of death or disability) or if Boulton’s employment is terminated for Cause. Repayment of the Stock Bonus is not required, and the Stock Bonus will immediately vest, if LECG terminates Boulton’s employment without Cause. This provision will survive any termination of this Agreement.

4.               Remuneration. Boulton will be compensated for his role as Global Head of Finance & Accounting Services for LECG on a salary plus bonus model.

4.1.      Boulton’s base salary will be Two Hundred Fifty Thousand Pounds Sterling (£250,000) per annum (the “Base Salary”), payable monthly in accordance with LECG UK’s ordinary payroll practices. The Base Salary will be reviewed annually by the Compensation Committee of the Board, and will be subject to increase in its sole discretion.

4.2.      The organization and structure of the FAS Group is currently immature and some fundamental and administrative efforts (i.e. recruiting talent, designing appropriate compensation models) will need to be undertaken during Boulton’s first twelve months of service (the “Base Period”) as the Global Head of Finance & Accounting Services for LECG. By mutual agreement, both parties may reduce the length of the Base Period but under no circumstances will the base period extend beyond a twelve month period. Following the Base Period and subject to continued employment, Boulton will be eligible for a discretionary bonus of up to one (1) times the Base Salary based on subjective and qualitative performance measures, as awarded by the Compensation Committee of the Board in its sole discretion.

4.3.      In the three consecutive years of Boulton’s service following the Base Period (the “Bonus Period”), Boulton’s bonus will be determined in accordance with this Section 4.3. The Bonus Period is separated into three twelve-month segments: Year Two, Year Three, and Year Four.

4.3.1.           Within 90 days after the end of the Base Period, the annualized net revenues (“Revenue Base”) and corresponding gross profit (“Gross Profit Base”) and gross margin for the FAS Group produced during the Base Period by all experts and staff assigned to the FAS Group will be measured and established by mutual agreement of LECG and Boulton. Experts and staff must be employed by LECG at the end of the Base Period in order for their revenues to count in the above-mentioned calculation. Revenue, for purposes of establishing the “Revenue Base” (and for purposes of the bonuses during the Bonus Period) will be defined as 100% of the net revenue on an accrual basis of any engagement performed during the Base Period to the extent such engagement is fully or partially attributable to the FAS experts. Revenue will include reimbursable expenses and subcontracted services billed to clients during the Base Period, but amounts deemed uncollectible will be deducted. Gross Profit, for purposes of establishing the “Gross Profit Base” (and for purposes of the bonuses during the Bonus Period) will be defined as Revenue less the direct costs of performing work, including salaries, wages, bonuses, expert fees, finders’ fees and payroll burden incurred by directors, principals and senior and junior professional staff in generating the Revenue, travel and other reimbursable expenses, subcontracted services and other costs customarily included in direct costs. Direct costs will also include the amortization of any signing bonuses or recruiting fees paid in connection with the relevant professional staff. Direct costs of performing work will exclude any allocation of corporate costs or overhead. Direct costs will exclude all compensation paid to Boulton. Gross Margin will be defined as Gross Profit divided by Revenue, expressed as a percentage.

4.3.2.           As so agreed, the Revenue Base and Gross Profit Base in the Base Year will constitute the “Base Performance” against which the financial metrics for future bonuses will be measured .

4.3.3.           Within 90 days after the end of each of Year Two, Year Three, and Year Four, Boulton will be eligible to receive a bonus based on a comparison of the performance of the FAS Group during Year Two, Year Three or Year Four, as applicable, against the Base Performance.

4.3.3.1.            The Year Two bonus will be based on the performance of the FAS Group during Year Two, as compared to the Base Performance. The bonus will be equal to 5% of the difference between the Gross Profit in

Year Two and 105% of the Gross Profit Base. For example, if the Gross Profit Base is equal to $50 million and the Year Two Gross Profit is equal to $70 million, the bonus-eligible profit is ($70MM – ($50MM x1.05)) , or $17.5 million, and the corresponding bonus equals 5% of $17.5 million, or $875,000.

4.3.3.2.            The Year Three bonus will be based on the performance of the FAS Group during Year Three, as compared to the Base Period. The bonus will be equal to 5% of the difference between the Gross Profit in Year Three and 110.3% of the Gross Profit Base.

4.3.3.3.            The Year Four bonus will be based on the performance of the FAS Group during Year Four, as compared to the Base Period. The bonus will be equal to 15(fifteen) % of the difference between the Gross Profit in Year Four and 115.8% of the Gross Profit Base.

4.4.  LECG will reimburse Boulton for necessary and reasonable travel, entertainment and other business expenses incurred in connection with his duties as Global Head of Finance & Accounting Services for LECG. LECG will reimburse Boulton for such expenses upon presentation of an itemized account and appropriate supporting documentation, all in accordance with LECG’s policies. LECG will also reimburse Boulton for reasonable accommodation costs in New York if it is mutually agreed that the amount of time spent by Boulton in New York warrants more permanent accommodation.

4.5.  LECG will deduct or withhold from any amounts owed to Boulton applicable federal, state, provincial, local or foreign withholding taxes, excise taxes or employment taxes imposed with respect to Boulton’s compensation or other payments from LECG including, but not limited to, wages, bonuses, dividends and/or the receipt or vesting of restricted common stock.

5.     Termination.  Boulton’s role as Global Head of Finance & Accounting Services for LECG is “at will” and based on the mutual consent of LECG and Boulton. This Agreement will terminate on thirty (30) days advance written notice in the event of Boulton’s voluntary resignation or retirement, permanent disability due to physical or mental illness (continuing for a period of at least 6 consecutive months), or as a result of a termination by LECG without Cause. This Agreement will terminate immediately in the event of Boulton’s death or in the event that LECG terminates Boulton’s employment for “Cause.” “Cause” means Boulton’s (1) commission of a felony or a crime involving moral turpitude or the commission of any other act or omission involving dishonesty or fraud with respect to any LECG Entity or involving harassment of or discrimination against any employees of any LECG Entity; (2) misappropriation of funds or assets of any LECG Entity for personal use; (3) continued substantial and repeated neglect of his duties after written notice from the

Board, and such neglect has not been cured within 30 days after Boulton receives notice thereof from the Board; (4) gross negligence or willful misconduct in the performance of his or her duties after written notice from the Board, and such failure has not been cured within ten days after Boulton receives notice thereof from the Board; (5) Boulton engaging in conduct constituting a breach of the Director Agreement or this Agreement; or (6) the failure of the FAS Group to achieve at least 100% of the Gross Profit Base in Year Two or Year Three. Upon termination of this Agreement for any reason, Boulton will be entitled to all accrued but unpaid Base Salary and all properly submitted expense reimbursements. If this Agreement is terminated by LECG without Cause after the Base Period, Boulton will remain eligible for the bonuses in Year Two, Year Three and Year Four.

6.               Additional Provisions.

6.1.  All of Boulton’s obligations of confidentiality stated in the Director Agreement will apply with equal force to his duties and services as Global Head of Finance & Accounting Services for LECG under this Agreement and are incorporated herein by this reference.

6.2.  Any notice provided for in this Agreement must be in writing and must be either personally delivered or sent by reputable overnight courier service (charges prepaid) to the recipient. Notices to LECG should be sent to 2000 Powell Street, Suite 600, Emeryville, California 94608 (Attn: Chief Financial Officer); and all notices to Boulton should be sent to him in care of LECG’s London office.

6.3.      Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

6.4.      This Agreement and those documents expressly referred to herein embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

6.5.      This Agreement may be executed in multiple counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement. This Agreement may be executed by delivery of an original executed counterpart signature page by facsimile transmission.

6.6.  All questions concerning the construction, validity and interpretation of this Agreement and the exhibits hereto will be governed by and construed in accordance with the internal laws of the State of California, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of California.

6.7.      The provisions of this Agreement may be amended or and waived only with the prior written consent of LECG and Boulton.

6.8.  LECG, at its discretion, may apply for and procure in its own name for its own benefit life and/or disability insurance on Boulton in any amount or amounts considered available. Boulton agrees to cooperate in any medical or other examination, supply any information, and to execute and deliver any applications or other instruments in writing as may be reasonably necessary to obtain and constitute such insurance.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have entered into this FAS Group Management Agreement on the date first above written.

LECG, LLC

By:	/s/ Tina M. Bussone
Tina M. Bussone
Executive Vice President and Head of Human Resources and Operations

Dated:	September 12, 2007

/s/ Richard Boulton
Richard Boulton

Dated:	12 September 2007